Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

June 29, 2017

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
						FOR	AGAINST	ABSTAIN
1.	TO ELECT Mr. Amir Elstein, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman, Mr. Yoav Chelouche ,Mr. Rony Ross, Mr. Alex Kornhauser, Mr. Ilan Flato, Ms. Iris Avner and Mr. Russell Ellwanger as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected.				2.
TO APPOINT Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders or until his successor shall be duly appointed and approve his terms of compensation as set forth in Proposal 2 of the Proxy Statement.
						☐	☐	☐

NOMINEES:					3.
TO APPROVE the amended Compensation Policy, in the form attached as Exhibit A to the Company’s Proxy Statement and to provide for acceleration upon death of the outstanding equity held by and to be granted to our CEO, Other Executive Officers and Directors according to the revised terms thereof as described in Proposal 3 of the Proxy Statement.

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 3?
Yes ☐  No ☐
						☐	☐	☐
		FOR	AGAINST	ABSTAIN
	Mr. Amir Elstein	☐	☐	☐
	Mr. Kalman Kaufman	☐	☐	☐
	Ms. Dana Gross	☐	☐	☐
	Mr. Rami Guzman	☐	☐	☐
	Mr. Yoav Chelouche	☐	☐	☐
	Mr. Rony Ross	☐	☐	☐
	Mr. Alex Kornhauser	☐	☐	☐
	Mr. Ilan Flato	☐	☐	☐
	Ms. Iris Avner	☐	☐	☐	4.
TO APPROVE the equity grant to our Company’s CEO, as described in Proposal 4 of the Proxy Statement, subject to the approval of Proposal 3.

Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 4?
Yes ☐  No ☐
						☐	☐	☐
	Mr. Russell Ellwanger	☐	☐	☐

5.
TO APPROVE an increased annual fixed fee to the members of our Board of Directors (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger whose compensation is separately addressed in Proposals 2 and 4 above, respectively), in compliance with the Company’s compensation policy approved by shareholders in June 2016.
						☐	☐	☐

6.
To approve an equity grant to the members of our Board of Directors (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger whose compensation is separately addressed in Proposals 2 and 4 above, respectively), in compliance with the Company’s compensation policy approved by shareholders in June 2016.
						☐	☐	☐

7.
TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2017 and for the period commencing January 1, 2018 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.
						☐	☐	☐

For the purposes of this Proxy Card, a “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. A shareholder will also be deemed to have a Personal Interest if it provides a proxy to another person who – in turn - has a Personal Interest. For the purposes of Proposals 3 and 4 Personal Interest shall not include any Personal Interest which is not a result of an affiliation with a controlling shareholder. If you do not have a Personal Interest in the above matter being presented to the shareholders, you may assume that using the form of proxy enclosed herewith will not create a Personal Interest. If you cast a vote in connection with Proposals 3 and 4 and do not notify us whether or not you have a Personal Interest with respect to each of Proposals 3 and 4, you will be considered as having a Personal Interest in the Proposal for which you haven't notified us, and your vote will not be counted for the required majority for the approval of such Proposal.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder: ______________   Date:_______
NOTE:  Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD. For the Annual General Meeting of Shareholders To Be Held On Thursday, June 29, 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer, Nati Somekh and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday, June 29, 2017, at 11:00 a.m. (Israel time) and all adjournments and postponements thereof (the "Meeting").

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR all nominees in Proposal 1 and FOR Proposals 2, 5, 6 and 7.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Associate General counsel, up to six hours before the time set for the Meeting, or vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)